UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

83 Investment Group Income Fund

(Name of Subject Company (Issuer))

83 Investment Group Income Fund
(Name of Filing Person(s) (Issuer))

Class I Shares
(Title of Class of Securities)

28251A104
(CUSIP Number of Class of Securities)

83 Investment Group Income Fund

27200 Agoura Road, Suite 200

Calabasas, CA 91301

833-701-4393

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Terrence Davis, Esq. & Tanya Boyle, Esq.

DLA Piper, LLP

1201 West Peachtree Street

Suite 2900

Atlanta, GA 30309

March 16, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on March 16, 2026, (the “Statement Filing Date”) by 83 Investment Group Income Fund (the “Fund”) in connection with an offer by the Fund to purchase Shares in an amount up to approximately 5% of the net assets of the Fund ($248,651,669.37 as of January 31, 2026) on the terms and subject to the conditions set forth in the Offer to Purchase dated March 16, 2026 (“Offer to Purchase”) and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibit (b) and Exhibit (c) to the Statement on the Statement Filing Date.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at the end of the day on April 13, 2026, at 11:59 p.m., Eastern Time.

2. 213,446.801 Class I Shares were validly tendered and not withdrawn prior to the expiration of the Offer and 213,446.801 Class I Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The Valuation Date for the Shares tendered pursuant to the Offer was June 30, 2026, and the net asset value of Class I Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $10.06.

4. Payments of the repurchase prices ($2,147,274.84) of Class I Shares were accepted for purchase and paid for by the Fund in accordance with the terms of the Offer.  On or about August 5, 2026, the Fund paid such shareholders ($2,147,274.84) of Class I Shares, representing 100% of the aggregate amount payable in accordance with the terms of the Offer.

Item 12(b). Filing Fee

Calculation of Filing Fee Tables are attached herewith.

__________________________________________________________________

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

83 Investment Group Income Fund

/s/ Meghan Pinchuk

By: Meghan Pinchuk

Title: President and Principal Executive Officer